State of Delaware
Secretary of State
Division of Corporations
Delivered 01:11 PM 01/24/2013
Filed 12:51 PM 01/24/2013
SRV 130085631 – 2773553 FILE

STATE OF DELAWARE
CERTIFICATE OF CHANGE REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The name of the corporation is
U.S.CONCRETE,INC. .

2.The Registered Office of the corporation in the State of Delaware is changed to
1675 South State St., Ste B     .
(street), in the City of Dover      .
County of Kent     Zip Code 19901     . The name of the Registered Agent at such address upon whom process against this Corporation may be served is Capitol Services, Inc.                         .

3.The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: ______/s/ Katherine I. Hargis____                         Authorized Officer

Name: Katherine I. Hargis
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